Contact

www.linkedin.com/in/rafiwitten
(LinkedIn)

Top Skills

C++
Python
LaTeX

Rafi Witten

Navigation Manager at Amazon Scout
Seattle, Washington, United States

Summary

Engineering leader with 7+ years experience in developing and
launching successful ML-powered products. Proven track-record
of successfully managing and growing high-performing, multi-
disciplinary teams dispersed globally.

Experience

Amazon
Software Engineering Manager, Amazon Scout
June 2019 - Present (3 years 4 months)
Greater Seattle Area

Managing Planning&Controls, On-Robot Runtime Framework and Autonomy
Safety Subsystem.

MTailor
CTO & Co-Founder
June 2012 - March 2019 (6 years 10 months)
San Francisco Bay Area

MTailor makes custom clothing by measuring you with your phone's camera.
MTailor raised $5.6 million led by Khosla Ventures and is profitable.

Engineering Accomplishments:
* Developed a maximum a posteriori generative algorithm to take body
measurements; empirically proved generated measurements are 20%
more accurate than a professional tailor. This patented technology was the
foundation to the business
* Built a bespoke convolutional neural network to predict a customer's
preferred fit with greater accuracy. The CNN reduced the internal regret
measure by 8%, decreased returns and improved customer satisfaction
* Created pattern generation engine to convert customer's preferred fit to CAD
model for easy cutting and sewing; technology allowed manufacturing to be
expanded outside of specialized factories in Northern China which paved the
way to profitability

* Built and designed the iOS app that has been downloaded 1M+ times and has a 3.8K reviews and 4.7 star rating

Business Accomplishments:
* Co-founded and grew the business to profitability and $10M+ per year in revenue
* Directly managed $1M+ per year in advertising spend and placed weekly bids to optimize customer acquisition
* Developed statistical models to understand user acquisition and project future revenue. Statistical model drove profit and loss forecasts and guided all major business decisions

Management Accomplishments:
* Recruited, hired, and managed the engineering, operations, performance advertising, and finance teams; team grew to 300 members globally
* Established and managed MTailor's manufacturing subsidiary in Bangladesh from hiring the CEO to achieving economically successful scale
* Recruited and hired U.S. Head of Operations and directly supervised scaling team and moving certain work offshore

Stanford University
Research Assistant (Math Department)
September 2011 - June 2012 (10 months)
Stanford, California

* Proved the first lower bound on the performance of a prominent randomized linear algebra algorithm for efficiently computing approximate SVD and QR decompositions
* First author on paper published in Algorithmica Theoretical Challenges in Machine Learning 2013: https://arxiv.org/abs/1308.5697
* Facebook uses the algorithm and open-sourced their implementation: https://github.com/facebook/fbpca

─────

Education

Stanford University
Bachelors of Science (double major), Mathematics with Honors; Computer Science with Honors · (2008 - 2012)